SEC File No. 1-12838

P.E. 12/31/01

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2001

BEMA GOLD CORPORATION
(Translation of Registrant's name into English)

#3113, Three Bentall Centre, P.O. Box 49113,

595 Burrard Street, Vancouver, BC, V7X 1G4 Canada
(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEMA GOLD CORPORATION
(Registrant)

By: ______________________
(Signature)

Roger Richer, Vice President, Administration,

Secretary and General Counsel
(Name and Title of Signing Officer)

Date: December 24, 2001

FORM 53-901.F *SECURITIES ACT* (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 *SECURITIES ACT* (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)
FORM 27 *SECURITIES ACT* (SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(b)
FORM 27 *SECURITIES ACT* (MANITOBA) MATERIAL CHANGE REPORT
FORM 27 *SECURITIES ACT* (ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)
FORM 27 *SECURITIES ACT* (QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73
FORM 27 SECURITIES ACT (NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)

MATERIAL CHANGE REPORT

1. Reporting Issuer

Full name of the Issuer:

Bema Gold Corporation (the "Company")
18th Floor, 1138 Melville Street
Vancouver, BC
V6E 4S3
Phone: (604) 681-8371

2. Date of Material Change

November 28, 2001

3. Press Release

The Press Release was disseminated on November 28, 2001 to The Toronto Stock Exchange, the American Stock Exchange as well as through various approved public media.

4. Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (the "Company") announced its third quarter financial results for the nine months ended September 30, 2001. The Company reported a net loss of $4.4 million on revenue of $2.7 million compared to a net loss of $11.3 million on revenue of $6.5 million in the third quarter of 2000.

The Company also provided an updated on the Julietta project in Russia and the Refugio Project in Chile.

5. Full Description of Material Change

Financials

The loss in the third quarter of 2001 consisted mainly of a write down in inventory. During the third quarter, a provision for supplies inventory obsolescence in the amount of $4.4 million (Bema's share - $2.2 million) was charged to operations based on an assessment by the Refugio Mine operator of the supplies inventory's current net realizable value.

For the nine months ended September 30, 2001, the Company reported a net loss of $9.5 million (6¢ per share) on revenue of $17.6 million share compared to a net loss of $19.4 million (14¢ per share) on revenue of $23.1 million.

Julietta Mine, Russia (79% ownership interest)

As reported in the Company's previous news release dated September 18, 2001, the Julietta Mine commenced production in September 2001 over two months ahead of schedule. The Company also released a Revised Mine Development Plan, which increases projections for first year production by 31%.

Refugio Mine (50% ownership interest)

The Refugio Mine operations commenced residual leaching as the mining activities were placed on care and maintenance effective June 1, 2001 due to persistent low spot gold prices. To date, the transformation from mining to a residual leaching operation has proceeded as planned and on budget. The Company's share of the Refugio Mine's third quarter gold production was 8,395 ounces produced at a total cash cost of $296 per ounce compared to 16,414 ounces produced at a total cash cost of $313 per ounce in the same quarter in 2000. Gold production in the nine months ended September 30, 2001 totaled 56,880 ounces, produced at a total cash cost of $242 per ounce versus gold production of 63,945 ounces at a total cash cost of $281 per ounce for the nine months in 2000. Actual results for the nine months of 2001 were on budget as the Refugio Mine was budgeted to produce 56,750 ounces of gold at a total cash cost of $241 per ounce.

During the quarter, leased mining equipment at the Refugio Mine were returned to vendors and the lease contracts terminated resulting in the elimination of any further financial obligations under these leases. Leaching operations are continuing and the Chilean summer will be spent reviewing the water balance and the estimated gold inventory on the leach pads to determine the best time to suspend residual leaching. Gold production will continue from the residual leaching of the heap leach pads for the remainder of 2001. Bema's share of estimated gold production and total cash costs per ounce for 2001 at the Refugio Mine are expected to remain on budget.

6. Reliance on Section 85(2) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration
General Counsel and Secretary
18th Floor, 1138 Melville Street
Vancouver, BC V6E 4S3
Tel: (604) 681-8371

9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, as of the 4th day of December, 2001.

Roger Richer, Vice-President, Administration,
General Counsel and Secretary

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BEMA GOLD CORPORATION

News Release

Julietta Mine Update

- **Commercial Production Commenced, Mill Commissioning Completed**
  - **Gold and Silver Grade Higher than Estimated**
- **New High Grade Vein Discovered**

December 4, 2001 **FOR IMMEDIATE RELEASE**

Bema Gold Corporation ("Bema" or "the Company") is pleased to announce that commercial production has been achieved and mill commissioning is completed at the Julietta Mine in Magadan, Russia. Gold and silver production commenced in September 2001, over two months ahead of schedule.

Underground mining and drifting continues to progress ahead of schedule. To date assay results from underground drift sampling in a high grade portion of the V-1 vein have returned gold and silver grades over 50% higher than those projected in the probable polygonal reserve estimate, based on feasibility diamond drilling. The increase in grade is due to the presence of several higher grade (plus 75 grams per tonne gold) vertically continuous ore shoots that were seldom intersected by drilling. In addition vein widths to date have averaged 15% greater than projected.

The operation has amassed an ore stock pile that contains approximately 25,000 tonnes grading an average of 30 grams per tonne gold and 410 grams per tonne silver including a higher grade stock pile of approximately 10,000 tonnes grading 53 grams per tonne gold and 650 grams per tonne silver.

During underground development drifting a new high grade offshoot of the V-2 vein was discovered at the 785 metre level. The vein, now designated V-2c, has been mined for a length 60 metres and has been up to 4 metres wide with an average grade of 51 grams per tonne gold and 83.5 grams per tonne silver. Underground drilling has started to further define the potential of the vein which is open to depth and along strike. This vein was not included in either the development plan reserves or resources.

Based on the revised development plan the Julietta Mine is projected to mine and mill 400 tonnes of ore per day producing over 140,000 ounces of gold and approximately 2.4 million ounces of silver, in the first year with cash operating costs per ounce of gold, net silver credits, are estimated at $25 per ounce and total cash cost per ounce estimated at $70 *. Over the first four years of production the plan estimates average annual production of approximately 100,000 ounces of gold and 1.7 million ounces of silver. Cash operating costs per ounce of gold, net of silver credits, are estimated to average approximately $56 per ounce and total cash costs per ounce of gold are estimated at $100 *.

**Operating Cash Costs, calculated in accordance with the Gold Institute Standard – includes direct mining and mine development expenses less silver by-product credits.*

Total cash costs, calculated in accordance with the Gold Institute Standard – includes direct mining expenses, mine development expenses, smelting and refining charges, transportation and selling expenses, royalties and production taxes, less silver by-product credits.

Silver by-product credits based on a value of $4.50 per ounce.

FORM 53-901.F *SECURITIES ACT* (BRITISH COLUMBIA) MATERIAL CHANGE REPORT UNDER SECTION 85(1)
FORM 27 *SECURITIES ACT* (ALBERTA) MATERIAL CHANGE REPORT UNDER SECTION 118(1)
FORM 27 *SECURITIES ACT* (SASKATCHEWAN) MATERIAL CHANGE REPORT UNDER SECTION 84(1)(b)
FORM 27 *SECURITIES ACT* (MANITOBA) MATERIAL CHANGE REPORT
FORM 27 *SECURITIES ACT* (ONTARIO) MATERIAL CHANGE REPORT UNDER SECTION 75(2)
FORM 27 *SECURITIES ACT* (QUEBEC) MATERIAL CHANGE REPORT UNDER SECTION 73
FORM 27 SECURITIES ACT (NOVA SCOTIA) MATERIAL CHANGE REPORT UNDER SECTION 81(2)

MATERIAL CHANGE REPORT

1. Reporting Issuer

Bema Gold Corporation (the "Company")
18th Floor, 1138 Melville Street
Vancouver, BC V6E 4S3
Telephone: (604) 681-8371

2. Date of Material Change

December 4, 2001

3. Press Release

The Press Release was disseminated on December 4, 2001 to The Toronto Stock Exchange, the American Stock Exchange as well as through various approved public media.

4. Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Commercial production has been achieved and mill commissioning is completed at the Julietta Mine in Magadan, Russia. As previously reported in a Press Release dated September 18, 2001, gold and silver production commenced in September 2001, over two months ahead of schedule.

5. Full Description of Material Change

<u>Julietta Mine, Russia (79% ownership interest)</u>

Commercial production has been achieved and mill commissioning is completed at the Julietta Mine in Magadan, Russia. As previously reported in a Press Release dated September 18, 2001, gold and silver production commenced in September 2001, over two months ahead of schedule.

Underground mining and drifting (development tunnelling) continues to progress ahead of schedule. To date assay results from underground drift sampling in a high grade portion of the V-1 vein have returned gold and silver grades approximately 50% higher than those projected in the previous mineable reserve estimate, based on feasibility diamond drilling. The increase in grade is due to the presence of several higher grade (plus 75 grams per tonne gold) vertically continuous ore shoots that were seldom intersected by diamond drilling. In addition, vein widths to date have averaged 15% greater than projected.

During underground development drifting a new high grade offshoot of the V-2 vein was discovered at the 785 metre level. The vein, now designated V-2c, has been mined for a length 60 metres and has been up to 4 metres wide with an average grade of 51 grams per tonne gold and 83.5 grams per tonne silver. Underground drilling has started to further define the potential of the vein which is open to depth and along strike. This vein was not included in either the development plan reserves or resources. Additional drilling, and other definition work is required prior to determining the effect, if any, of the higher grade sample results from the V-1 vein and the V-2c vein discovery on mineable reserves at the Julietta mine.

Underground drilling will continue with a view to upgrading the resource and defining additional reserves and to further explore the veins, while surface exploration drilling is planned to commence in the summer of 2002.

(See Press Release dated September 18, 2001.)

6. Reliance on Section 85(2) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration
General Counsel and Secretary
18th Floor, 1138 Melville Street
Vancouver, BC V6E 4S3
Tel: (604) 681-8371

9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, as of the 14th day of December, 2001.

Roger Richer, Vice-President, Administration,
General Counsel and Secretary

G:\bema\FORM53-901F\Dec4.01.doc

BEMA GOLD CORPORATION

News Release

Bema Gold Completes CDN$ 8 Million Financing

December 21, 2001 **FOR IMMEDIATE RELEASE**

Bema Gold Corporation ("Bema" or the "Company") is pleased to announce that the Company has closed its prospectus offering, announced on December 17, 2001, for gross proceeds of over CDN$8 million. Canaccord Capital Corporation and Haywood Securities Inc. acted as agents for this offering (the "Agents").

Bema has issued 16,100,000 units consisting of one common share and one half warrant exercisable for a two-year period. The unit price is $0.50 cents per unit with the warrants exercisable at $0.70 per share in the first year and at $0.90 per share in the second year. A 15% over-allotment option was fully subscribed by the Agents. The net proceeds from this offering, estimated at approximately CDN$7.5 million, will be used for further exploration and development drilling at the high grade Julietta Mine in Far East Russia, working capital and general corporate purposes.

On behalf of BEMA GOLD CORPORATION

"Clive T. Johnson"
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchanges neither approves nor disapproves the information contained in this News Release, Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Roger Richer, Vice-President, Administration
General Counsel and Secretary
18th Floor, 1138 Melville Street
Vancouver, BC V6E 4S3
Tel: (604) 681-8371

9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, as of the 24th day of December, 2001.

Roger Richer, Vice-President, Administration,
General Counsel and Secretary

G:\bema\FORM53-901F\Dec19.01.doc